UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Minim, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

60365W102
(CUSIP Number)

Colby Jordan
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 998-8484

Alexander H. Pyle, Esq.
Sheehan Phinney Bass & Green PA
28 State Street, 22nd Floor
Boston, MA 02109
(617) 897-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,819,529[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,819,529[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,819,529[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 52,500 shares of the common stock (“Common Stock”) of Minim, Inc., formerly known as Zoom Telephonics, Inc. (the “Issuer”), that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable or will become exercisable within 60 days.  The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,819,529[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,819,529[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,819,529[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes 52,500 shares of Common Stock of the Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable or will become exercisable within 60 days. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of the Issuer.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

Amendment No. 14 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends (i) the Schedule 13D filed on May 3, 2019; (ii) the Amendment No. 1 to Schedule 13D filed on October 21, 2019; (iii) the Amendment No. 2 to Schedule 13D filed on January 15, 2020; (iv) the Amendment No. 3 to Schedule 13D filed on January 21, 2020; (v) the Amendment No. 4 to Schedule 13D filed on April 8, 2020; (vi) the Amendment No. 5 to Schedule 13D filed on April 17, 2020; (vii) the Amendment No. 6 to Schedule 13D filed on May 27, 2020; (viii) the Amendment No. 7 to Schedule 13D filed on July 15, 2020; (ix) the Amendment No. 8 to Schedule 13D filed on August 4, 2020; (x) the Amendment No. 9 to Schedule 13D filed on September 4, 2020; (xi) the Amendment No. 10 to Schedule 13D filed on September 30, 2020; (xii) the Amendment No. 11 to Schedule 13D filed on October 13, 2020; (xiii) the Amendment No. 12 to Schedule 13D filed on November 16, 2020; and (xiv) the Amendment No. 13 to Schedule 13D filed on December 8, 2020 (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On August 20, 2021, the Issuer and Mr. Hitchcock entered into a Settlement Agreement (the “Settlement Agreement”) with Eric Griffith (the “Stockholder”), a stockholder of the Issuer who had made a demand to inspect certain of the Issuer’s books and records pursuant to Section 220 of the Delaware General Corporation Law. Pursuant to the terms of the Settlement Agreement, the Issuer and Mr. Hitchcock agreed to comply with the following requirements for a period of time equal to the shorter of four years from the date of execution of the Settlement Agreement or when Mr. Hitchcock and his affiliates’ beneficial ownership decreases below 35% of the Issuer’s total shares outstanding:

•	The Issuer shall maintain a board of directors comprised of a majority of directors who qualify as “independent” under the NASDAQ listing rules.

•
Mr. Hitchcock and his affiliates agree not to acquire any additional shares of the Issuer’s stock for the first 18 months after execution of the Settlement Agreement (the “Initial 18-Month Period”); provided however that during the Initial 18-Month Period, (i) Mr. Hitchcock may receive ordinary course director compensation, including for special director roles such as chairman and head of committees (including Issuer equity) and participate pro rata in any public equity offering conducted by the Issuer, and (ii) the obligations under this paragraph shall terminate on the first to occur of: (x) a tender offer is made to security holders of the Issuer by any person or group (other than Mr. Hitchcock and his affiliates) which, if successful, would result in such person or group owning or having the right to acquire securities with aggregate voting power of at least 20% of the then total voting power of the Issuer or debt securities constituting at least 20% of the then long-term funded indebtedness of the Issuer or any of its subsidiaries (without giving effect to any default on any such long-term funded indebtedness); (y) a petition of bankruptcy or for relief under any law relating to the relief of debtors, readjustment of indebtedness, reorganization, moratorium or extension shall be instituted under any law with respect to the Issuer; and (z) any governmental authority or any court at the instance thereof shall take possession of all or any substantial part of the property of, or a writ or order of attachment or garnishment shall be issued or made against all or any substantial part of the property of, the Issuer or any of its subsidiaries, and (iii) the obligations under this paragraph shall not apply in the event of a transaction approved in accordance with the following paragraph.

•
To the extent that Mr. Hitchcock and/or any of his affiliates attempt to conduct a Rule 13E-3 transaction (i.e., a going-private transaction) following the Initial 18-Month Period, such transaction shall be conditioned ab initio on the dual protections described in Kahn v. M&F Worldwide Corp. (i.e., approval from an independent and disinterested special committee and a non-waivable fully-informed and uncoerced majority-of-the-minority vote of the Issuer’s unaffiliated stockholders).

•
In any sale of the Issuer, Mr. Hitchcock and his affiliates are prohibited from seeking or obtaining consideration greater or different than the consideration provided to the Issuer’s other stockholders on a per-share basis; provided, however, that the foregoing shall not apply to reasonable consideration or compensation for non-competition, non-solicitation or similar covenants or for employment, consulting or similar services.

•
Any material related-party transaction (i.e., a transaction in excess of $2 million) between the Issuer, on the one hand, and Mr. Hitchcock and/or any of his affiliates, on the other hand, must receive prior approval from a committee of disinterested and independent directors of the Issuer.

The Settlement Agreement defines Mr. Hitchcock’s affiliates as entities that are under the control of Mr. Hitchcock or his spouse.

The Settlement Agreement also includes an obligation by the Issuer to pay certain legal fees incurred by the Stockholder, a release of claims by the Stockholder in favor of the Issuer, Mr. Hitchcock and their respective affiliates, and an undertaking by the Stockholder’s counsel not to reveal or use information it received in connection with the Stockholder’s demand for information.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Settlement Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by the addition of the following:

As of the date hereof, each of the members of the Group beneficially owns, in aggregate, the number of shares of the Issuer’s Common Stock, representing the percentage of the Issuer's outstanding shares set forth below opposite the name of such member of the Group, which in the case of Mr. Hitchcock and Ms. Hitchcock includes 52,500 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options issued to Mr. Hitchcock.

Name	Shares Beneficially Owned	Percentage Beneficial Ownership
Jeremy P. Hitchcock	17,819,529	38.9
Elizabeth Cash Hitchcock	17,819,529	38.9
Orbit Group LLC	15,696,184	34.2
Hitchcock Capital Partners, LLC	15,696,184	34.2
Zulu Holdings LLC	15,696,184	34.2

Mr. and Ms. Hitchcock share voting and dispositive power over all shares of the Issuer’s Common Stock that they beneficially own, including shares of Common Stock issuable upon exercise of options granted to Mr. Hitchcock.  All members of the Group share voting and dispositive power over all shares of Common Stock beneficially owned by Orbit, HPC and Zulu.  The information set forth in Item 2 is incorporated herein by reference.

The aggregate percentage of Common Stock reported owned by each Reporting Person named herein is based upon 45,831,239 shares of Common Stock outstanding as reported in the Issuer’ s Form 10-Q for the quarterly period ended June 30, 2021 filed with the Securities and Exchange Commission on August 16, 2021.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Exhibit 99.2	Settlement Agreement among Minim, Inc., Jeremy Hitchcock and Eric Griffith dated as of August 20, 2021.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

	By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Hitchcock Capital Partners, LLC
	By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
By:	Orbit Group LLC, its Manager

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: President